Exhibit 99.5

FOR IMMEDIATE RELEASE

ChemGenex Reports Oral Bioavailability of Omacetaxine and Expands on Mechanism of Action

MELBOURNE, Australia, and MENLO PARK, California, U.S.A. (April 15, 2008). ChemGenex Pharmaceuticals Limited (ASX:CXS and NASDAQ:CXSP) announced today that pre-clinical data characterizing the bioavailability and mechanism of action of omacetaxine mepesuccinate (formerly known as Ceflatonin®) were presented on Monday local time at the American Association of Cancer Research (AACR) 99th Annual Meeting in San Diego, California.

Data from ChemGenex researchers and collaborators were presented across three sessions. Highlights include:

•	Omacetaxine can be delivered orally in animals with oral bioavailability of approximately 75% compared with subcutaneous administration. (Abstract 2275).

•
Omacetaxine reduced the number of leukemic stem cells in the bone marrow by more than 80% in an animal model of chronic myeloid leukemia (CML). Significantly, the tyrosine kinase inhibitor (TKI) imatinib mesylate did not reduce leukemic stem cell number. (Abstract 2275).

•
Omacetaxine causes a rapid and dose-dependent reduction in the level of the key regulatory protein Mcl-1 in a cell model of CML. Mcl-1 is a key target protein in several types of leukemias and other cancers. Mcl-1 levels were not reduced in the short term by imatinib mesylate. (Abstract 2350).

“Following the clinical update presented last week showing hematologic and/or cytogenetic responses in 86% of chronic phase patients on trial, this is a timely confirmation of the significant advances we have made in understanding the mechanism of action of omacetaxine,” said Dr. Greg Collier, ChemGenex’s Managing Director and Chief Executive Officer. “In addition, we now have independent confirmation that omacetaxine has excellent oral bioavailability, opening a range of development and potential commercialization opportunities into the future.”

Dr. Collier confirmed that the strategic positioning of omacetaxine is strongly supported by the new mechanism of action data emerging from the laboratories of ChemGenex, its collaborators and independent researchers. “We can reiterate that Mcl-1 is down-regulated by omacetaxine in CML, and that in an animal model the drug acts directly on leukemic stem cells in the bone marrow. We are seeing a range of biological effects of omacetaxine that clearly differentiate it from the TKIs, supporting its clinical development both in CML patients who fail TKI therapy and in other forms of leukemia.”

Ceflatonin® is a registered trade-mark of ChemGenex Pharmaceuticals Limited.

ChemGenex Reports Oral Bioavailability of Omacetaxine and Expands on Mechanism of Action

About ChemGenex Pharmaceuticals Limited	(http://www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing personalized oncology medicines. ChemGenex harnesses the power of genomics both to discover novel targets and drug compounds, and in clinical trials to develop more individualized treatment outcomes. ChemGenex’s lead compound, omacetaxine mepesuccinate (formerly known as Ceflatonin®), is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML). ChemGenex has a second anticancer compound, amonafide dihydrochloride (formerly known as Quinamed®) which is in phase 2 clinical development for various solid cancers, and a portfolio of assets in pre-clinical development. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Contacts

ChemGenex Information

Dr. Greg Collier
CEO and Managing Director
Cell (Australia): +61 419 897 501
Cell (USA): +1 650 200 8145
Email: gcollier@chemgenex.com

Media Relations – Australia	Media Relations - USA

Rebecca Wilson	Joan Kureczka
Buchan Consulting	Kureczka/Martin Associates
Tel: +61 2 9237 2800	Tel: +1 415 821 2413
Cell: + 61 (0) 417 382 391	Email: Jkureczka@comcast.net
Email: rwilson@bcg.com.au

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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